SUN PACIFIC HOLDING CORP.

December 17, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F. Street, N.E.

Washington, D.C. 20549

ATTN: Scott Stringer & Lyn Shenk

RE:	Sun Pacific Holding Corp.
Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2019
Filed December 7, 2020
File No. 000-51935

To Whom It May Concern:

On behalf of our Company, Sun Pacific Holding Corp. (the “Company”), we are filing with the Securities and Exchange Commission (the “Commission”), a Second Amended Form 10-K for the Fiscal Year Ended December 31, 2019 (“Form 10K/A-2”) in order to provide management’s report on internal control over financial reporting as required.

This letter also sets forth the Company's responses to comments from the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff's letter dated December 8, 2020 regarding your review of Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2019 which was filed with the Commission on December 7, 2020.

For your convenience, the Staff's comments have been repeated below in their entirety, with the Company's response to a particular comment set out immediately underneath it. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff. When indicated, the responses described below are included in the revised Pre14c.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2019

Item 9A. Controls and Procedures, page 16

1.       We are reissuing our prior comment. We note your revised disclosure including the section - Management's Report on Internal Control over Financial Reporting however, your disclosure is not consistent with Item 308(a) of Regulation S-K or Rules 13a-15(f) of the Exchange Act. Please revise accordingly. Additionally, we note you revised several areas within the section - Evaluation of Disclosure Controls and Procedures. However, in doing so it appears you have commingled the disclosure requirement of Item 307 Disclosure Control and Procedures with Item 308 Internal control over financial reporting. Please revise accordingly to separately provide the disclosure requirements of Items 307 and Item 308 of Regulation S-K.

Along with this Comment Response Letter, the Company is also filing a Form 10-K/A-2, or a Second Amended Form 10-K for the Fiscal Year End of December 31, 2019, in order to remedy this comment and to provide such management’s report on internal control over financial reporting as of December 31, 2019 as required by Item 308(a) of Regulation S-K and to separately provide the disclosure requirements of Items 307 and Item 308 of Regulation S-K.

SUN PACIFIC HOLDING CORP.

If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact me or our counsel, Eilers Law Group, P.A. at (786) 273-9152.

Very truly yours,

/s/ Nicholas Campanella
Nicholas Campanella, CEO
Sun Pacific Holding Corp.

cc:	William Robinson Eilers, Esq.